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Ex12g
                               Idaho Power Company
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements



                                            Twelve Months Ended December 31,
                                                 (Thousands of Dollars)
                                         1995         1996         1997         1998       1999
Earnings, as defined:
  Income before  income taxes        $ 135,333   $  142,710   $  138,746    $ 140,984   $ 143,078
  Adjust for distributed income of
  equity investees                      (2,058)      (1,413)      (3,943)      (4,697)       (837)
  Equity in loss of equity method
  investments                                0            0            0          476           0
  Minority interest in losses of
  majority owned subsidiaries                0            0            0         (125)          0
  Supplemental fixed charges and
  preferred dividends, as below         59,992       60,939       64,317       63,967      65,526

     Total earnings, as defined      $ 193,267   $  202,236   $  199,120    $ 200,605   $ 207,767

Fixed charges, as defined:
  Interest charges                   $  56,456   $   57,348   $   60,761    $  60,593   $  62,014
  Rental interest factor                   925          991          982          801         955
     Total fixed charges                57,381       58,339       61,743       61,394      62,969
  Supplemental increment to fixed
  charges*                               2,611        2,600        2,574        2,573       2,557


  Supplemental fixed charges            59,992       60,939       64,317       63,967      65,526
  Preferred stock dividends-gross
  up Idaho Power rate                   12,392       12,146        7,803        8,275       8,133

     Total combined supplemental
     fixed charges and preferred
     dividends                       $  72,384   $   73,085   $   72,120    $  72,242   $  73,659

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                      2.67x        2.77x        2.76x        2.78x       2.82x

*Explanation of increment - Interest on the guaranty of American Falls
      Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.



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